Exhibit (a)(1)(vii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated December 18, 2015 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares other than Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust and Purchaser. Purchaser is not aware of any jurisdiction in which the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant to the Offer, it will make a good faith effort to comply with the statute or seek to have the statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the statute, it will not make the Offer to, nor will it accept tenders from or on behalf of, holders of Shares in the applicable state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Dynacq Healthcare, Inc.
at
$0.10 Net Per Share
Pursuant to the Offer to Purchase Dated December 18, 2015
by
Eric K. Chan
Ella Y. T. C. Chan

Chiu M. Chan Family Trust

and
CEMEKC, Inc.

Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust and CEMEKC, Inc., a Texas corporation wholly owned by Dr. Chan (“Purchaser”), is offering to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of Dynacq Healthcare, Inc., a Nevada corporation (“Dynacq”), for $0.10 per Share, net to the seller in cash (the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 PM,
NEW YORK CITY TIME, ON JANUARY 20, 2016, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring all of the equity interests in Dynacq. If the Offer is completed, a merger (the “Merger”) between Dynacq and either (i) a newly formed Nevada corporation that would be a wholly owned subsidiary of Purchaser, or (ii) Purchaser, after its conversion into a Nevada corporation, will be effected as soon as reasonably practicable pursuant to the “short-form” merger provisions of Chapter 92A of the Nevada Revised Statutes (“NRS”). As permitted under the NRS, the Merger will be effected without prior notice to, or any action by, the board of directors or any other stockholder of Dynacq. The Merger will result in each outstanding Share (other than Shares owned by the Chan Family and Purchaser) being converted into the right to receive the same amount of cash consideration paid in the Offer.

Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses of D.F. King & Co., Inc. (the “Information Agent”) and American Stock Transfer & Trust Company, LLC (the “Depositary”).

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The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the Shares outstanding immediately prior to the expiration of the Offer, excluding Shares owned by the Chan Family, Purchaser or any director or officer of the Company (the “Majority-of-the-Minority Condition”), which will be satisfied if the 90% Condition (defined below) is met and (ii) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, when added to the number of Shares already owned by the Chan Family and Purchaser, represents at least 90% of the Shares outstanding immediately prior to the expiration of the Offer (the “90% Condition”). The Majority-of-the-Minority Condition and the 90% Condition are waivable by Purchaser in its sole discretion. Other conditions to the Offer are described in the Offer to Purchase.

Upon the terms and subject to the conditions set forth in the Offer to Purchase (including if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date. “Expiration Date” means 11:59 PM, New York City time, on January 20, 2016, unless Purchaser shall have extended the period for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by Purchaser, shall expire.

Subject to the applicable rules and regulations of the Securities and Exchange Commission, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offer by giving oral or written notice of the extension to the Depositary and issuing a press release announcing the extension in accordance with applicable Securities and Exchange Commission rules. During any such extension of the Offer, all Shares previously tendered will remain subject to the terms of the Offer, including the right of a tendering stockholder to withdraw the stockholder’s previously tendered Shares. Subject to the applicable rules and regulations of the Securities and Exchange Commission, Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time (i) to delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares, or to terminate or amend the Offer as to any Shares not then paid for, if any of the conditions of the Offer are not then satisfied and (ii) to waive any condition and to add, supplement, or change any other term or condition of the Offer, by giving oral or written notice of such delay, termination, amendment, waiver, or change to the Depositary and by making a public announcement thereof.

Purchaser may elect, in its sole discretion, to provide a subsequent offering period of three to twenty business days (a “Subsequent Offering Period”). A Subsequent Offering Period, if provided, will not be an extension of the Offer. A Subsequent Offering Period will be an additional period of time, following the expiration of the Offer, in which stockholders may tender Shares not tendered during the Offer. If Purchaser elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (but not beyond a total of twenty business days) by giving oral or written notice of such extension to the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares validly tendered as, if, and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal or (ii) a confirmation of a book-entry transfer of such Shares into the Depositary’s account at American Stock Transfer & Trust Company, LLC (the “Book-Entry Transfer Facility”) (an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal will be sufficient for these purposes).

Outstanding Shares that were issued pursuant to compensation plans of Dynacq and that are subject to restrictions on the holder’s ability to sell or otherwise transfer these Shares may not be tendered in the Offer and will instead be converted in the Merger into the right to receive the same price per Share Purchaser paid in the Offer.

Under no circumstances will interest on the Offer Price be paid by Purchaser, regardless of any extension of the Offer or any delay in paying for tendered Shares.

Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration or termination of the Offer and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 19, 2016. There will be no withdrawal rights during any Subsequent Offering Period for Shares tendered during the Subsequent Offering Period.

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For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person that tendered the Shares to be withdrawn, the number or amount of Shares to be withdrawn, and the names in which the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary prior to the physical release of such certificates.

A stockholder’s receipt of the Offer Price for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes, and also may be a taxable transaction under applicable state, local, and non-U.S. tax laws. All stockholders are urged to consult their tax advisors with regard to the specific U.S. federal, state, local and non-U.S. tax consequences to them of selling their shares in the Offer or having them acquired in the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance should be directed to the Information Agent at its address and telephone number set forth below. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal should be directed to the Information Agent. A stockholder may also contact the stockholder’s broker, dealer, commercial bank, trust company, or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

An ASTOne Company

48 Wall Street -22nd Floor

New York, NY 10005

Banks and Brokers Call: (212) 493-3910

And all others call Toll Free: (866) 416-0553

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